Husky Energy Reports First Quarter Results

Calgary, Alberta (April 25, 2016) - Husky Energy made significant progress in delivering against its strategic objectives in the first quarter.

“We continue to execute on the key principles we have established, including strengthening the balance sheet and our ongoing transition into a low sustaining capital business,” said CEO Asim Ghosh.

“The partial sale of the Lloydminster midstream assets will unlock substantial value that will be used to further strengthen the balance sheet. At the same time our transition into a low sustaining capital business continues unabated, as we ramp up production at Sunrise, delivered first oil from our Edam East Thermal Project and add new production at the Tucker Thermal Project.”

Pathway to Growing Higher Quality Production

The Company set a course in 2010 to grow higher quality production. The elements include maintaining a diversified portfolio, the development of two distinct integrated value chains (the Lloyd and Sunrise Value Chains) and transitioning into a low sustaining capital business.

The output of the first two elements improves margins, reduces exposure to commodity price volatility and reduces cash flow variability. The transition towards a low sustaining capital business has resulted in a lower earnings break-even and significantly reduced sustaining and maintenance costs.

The Company is on target to add about 55,000 to 60,000 barrels per day (bbls/day) from low sustaining capital projects. By the end of this year, more than 40 percent of overall production will come from such projects, compared to just eight percent in 2010. Developments include:

Project	Nameplate Capacity (net bbls/day)	Status
Sunrise Energy Project	30,000	Ramping Up
Edam East Lloyd Thermal	10,000	Ramping Up
Colony formation (Tucker Thermal Project)	5,000	Ramping Up
Vawn Lloyd Thermal	10,000	First oil in Q3
Edam West Lloyd Thermal	4,500	First oil in Q3

FIRST QUARTER RESULTS

Husky advanced several financial priorities in the first quarter, including:

•	Renewal of a $2 billion syndicated credit facility, extending the maturity date to March 2020. The Company has $4.6 billion of borrowing capacity, of which $2.6 billion remains available

•	Reconfirmation of an investment grade credit rating by all major rating agencies, without any downgrades

Average Upstream production in the first quarter was 341,000 boe/day. This included continued strong performance from Lloyd thermal projects, the ongoing ramp up of the Sunrise Energy Project and added production from a new sustaining pad at the Tucker Thermal Project.

Throughputs at the refineries and Lloydminster Upgrader averaged 314,000 bbls/day, which takes into account the start of a major turnaround at the Lima Refinery in mid-March.

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WTI prices averaged $33.45 US per barrel (compared to $48.63 US per barrel in 2015). Average realized pricing for total Upstream production in the first quarter was $25.02 per boe, compared to $40.84 in the first quarter of 2015.

Operating costs continued to improve, driven in part by the ongoing shift towards higher quality barrels. Overall operating costs in the quarter were $13.31 ($9.69 US) per barrel compared to $14.87 ($11.99 US) per barrel a year ago.

The Company realized cash flow from operations of $434 million for the quarter. Chicago crack spreads averaged $9.23 US per barrel, the lowest since 2010. Realized U.S. refining margins, which are typically a percentage of Chicago crack spreads, were $3.76 US per barrel. Other items affecting cash flow include lower commodity prices, the start of a major turnaround at the Lima Refinery, insurance recoveries of $123 million before tax and a current income tax recovery of $92 million.

Earnings were a net loss of $458 million and were affected by several factors including approximately ($50) million after tax related to the hedging program, a FIFO loss of $21 million after tax and an income tax expense of $75 million related to prior years.

	Three Months Ended
	Mar. 31 2016	Dec. 31 2015	Mar. 31 2015
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	341	357	356
Crude Oil and NGLs (mbbls/day)	238	247	237
Natural Gas (mmcf/day)	619	661	717
2) Operating Netback ($/boe) (1)(2)	9.68	17.28	21.45
3) Refinery and Upgrader Throughput (mbbls/day)	314	338	300
4) Cash Flow from Operations(2) ($ millions)	434	640	838
Per Common Share - Basic ($/share)	0.43	0.65	0.85
Per Common Share - Diluted ($/share)	0.43	0.65	0.85
5) Net Earnings (loss) ($ millions)	(458)	(69)	191
Per Common Share - Basic ($/share)	(0.47)	(0.08)	0.19
Per Common Share - Diluted ($/share)	(0.47)	(0.09)	0.17
6) Adjusted Net Earnings (loss)(2)	(458)	(49)	191
7) Capital Investment, including acquisitions ($ millions)	410	641	820
8) Dividend Per Common Share ($/share)	0.00(3)	0.00	0.30
(1) Operating netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.
(2) Operating netback, cash flow from operations and adjusted net earnings (loss) are non-GAAP measures. Refer to Section 11 of the Q1 MD&A, which is incorporated herein by reference.
(3) The quarterly common share dividend remains suspended.

Key Area Summary

Heavy Oil

Lloyd thermal production averaged approximately 56,300 bbls/day, compared to 45,500 bbls/day a year ago.

Steaming began at the beginning of March at the Company’s latest Lloyd thermal project at Edam East. First oil was achieved in mid-April and the project is ramping up towards its 10,000 bbls/day nameplate capacity.

Steaming is expected to begin in early May at the 10,000 bbls/day Vawn Lloyd Thermal Project. A third development, the 4,500 bbls/day Edam West Lloyd Thermal Project, is on schedule to achieve first oil in the third quarter.

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Production continues to grow at the Tucker Thermal Project near Cold Lake with the Colony reservoir now on production. Volumes averaged about 16,200 bbls/day, in line with the Company’s expectation to reach about 20,000 bbls/day towards the end of 2016.

Western Canada

Total resource play production in Western Canada averaged approximately 40,300 boe/day. Ansell remains at the forefront of resource play development, with production averaging about 22,800 boe/day.

The Company continues to progress the planned sale of select legacy assets in the Western Canada portfolio. The objective is to transition into a lower cost, more efficient business with a focus on fewer plays.

Downstream

The Company’s Lloydminster asphalt refinery and Upgrader continued to record strong performance, with throughputs at the Upgrader averaging about 77,600 bbls/day and the asphalt refinery running near full capacity. Upgrader margins in the quarter were $20.21 per barrel, compared to $14.95 a year ago.

A major eight-week turnaround is wrapping up at the Lima Refinery. In tandem with the turnaround, preliminary work is being undertaken on the initial stages of a crude oil flexibility project that will allow the refinery to process up to 40,000 bbls/day of heavy crude feedstock. Work will be conducted over the next two to three years with heavy crude blending expected to start in the 2018 timeframe.

Construction is approximately 80 percent complete on the Saskatchewan Gathering System expansion, which will transport heavy oil from three new thermal projects to the Company’s refining and upgrading hub in Lloydminster. The work is scheduled to be completed in the third quarter.

The Company has reached an agreement to sell a partial interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan. Husky will remain operator of the assets and retain a 35 percent ownership interest.

Asia Pacific Region

China

Production Update

As previously disclosed, natural gas sales from the Liwan Gas Project were impacted due to a temporary land based pipeline outage within the customer’s pipeline network. A temporary land based pipeline has been put in place while the permanent pipeline repair is underway.

Liwan gross gas sales averaged 207 million cubic feet per day (mmcf/day) in the first quarter and associated liquids sales were 9,050 boe/day. Current gross sales are averaging about 150 mmcf/day and 8,000 boe/day of associated liquids.

Commercial Update

During the first quarter, full payments were made to Husky for the gas liquids sales. However, payments for natural gas sales were received from the customer only for the actual volumes sold, rather than the full take or pay contract volumes. The Company is pursuing full payments in accordance with the take or pay contractual arrangements.

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Concurrently, CNOOC officials indicated changes in the Guangdong gas market and consideration for a natural gas price reduction.

Husky has an enforceable contract and the Company’s position is that a change in terms, if any, must be value neutral.

The Company is in discussions with CNOOC to find a solution and will take legal action if a satisfactory outcome is not obtained.

Indonesia

Construction of a leased FPSO (floating production, storage and offloading) vessel is about 65 percent complete. The FPSO will process gas and liquids production from the liquids-rich BD field in the Madura Strait. Development drilling is underway and production is expected to commence in 2017.

The tendering process for a floating production vessel to develop the MDA-MBH and MDK gas fields has been completed and is awaiting government approval, and related engineering, procurement, construction and installation contracts are being progressed.

Once fully ramped up in the 2018-19 timeframe, combined net sales volumes from the BD, MDA-MBH and MDK fields are expected to be approximately 100 mmcf/day of gas and 2,400 boe/day of associated liquids.

Oil Sands

Maintenance on a third-party pipeline was undertaken and completed in late March. As a result, the 10-day planned turnaround for Plant 1A of the Sunrise Energy Project was brought forward and completed at the same time. During this period, production volumes were temporarily reduced and averaged about 19,700 bbls/day in March.

Production has averaged about 27,300 bbls/day in April to date with recent peaks above 30,000 bbls/day, and is expected to ramp up towards 60,000 bbls/day around the end of 2016.

Atlantic Region

Average net production was about 40,500 bbls/day, reflecting the contribution of steady volumes from the two production wells at the South White Rose extension.

The Henry Goodrich rig is in transit to the region to begin a two year drilling program. The rig will be utilized for further development drilling at the South White Rose extension and to complete the Hibernia formation production well at North Amethyst, which is now expected to be drilled starting in the second quarter. First oil is expected in the fourth quarter.

In the Flemish Pass Basin, an ongoing exploration and appraisal program continued at the Bay du Nord discovery area.

Q2 MAINTENANCE AND TURNAROUNDS

Upstream

•	The Ram River plant in Western Canada is scheduled to undergo a three-week turnaround, with an anticipated impact of about 2,200 boe/day averaged over the second quarter

•	A 28-day turnaround is planned in the second quarter at the partner-operated Terra Nova FPSO, with an anticipated net impact of about 1,300 boe/day averaged over the quarter

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•	A 14-day turnaround is scheduled at the Liwan Gas Project in the mid-year timeframe for the installation and

•	tie-in of a second deepwater pipeline, with production shut in over the period

•	A one-week turnaround is planned at the Wenchang oil field in mid-May with an anticipated net impact of approximately 500 boe/day averaged over the second quarter

Downstream

•	An eight-week turnaround is wrapping up at the Lima Refinery and the refinery is in the process of ramping back up to full operations

•	An eleven-week turnaround has been scheduled at the Toledo Refinery starting in the second quarter. During this time, the refinery will operate at 25 percent

•	A five-week turnaround is under way at the Prince George Refinery and is expected to conclude in the second quarter

CORPORATE DEVELOPMENTS

As previously announced, Husky has instituted a hedging program to support the delivery of its business plan. The objective of the program, which uses a put and call structure, is to preserve the strength of the Company’s balance sheet and provide a measure of revenue certainty.

Regular dividend payments on each of the Cumulative Redeemable Preferred Shares - Series 1, Series 2, Series 3, Series 5 and Series 7 - will be paid for the three month period ended June 30, 2016. The dividends will be payable on June 30, 2016 to holders of record at the close of business on June 6, 2016.

Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)

Series 1	Regular	2.404	$0.15025
Series 2	Regular	2.192	$0.13700
Series 3	Regular	4.50	$0.28125
Series 5	Regular	4.50	$0.28125
Series 7	Regular	4.60	$0.28750

CONFERENCE CALL

A conference call will take place on Tuesday, April 26 at 8 a.m. Mountain Time (10 a.m. Eastern Time) to discuss Husky's first quarter results. CEO Asim Ghosh, COO Rob Peabody, CFO Jon McKenzie and Downstream Senior VP Bob Baird will participate in the call.

To listen live: Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340
To listen to a recording (after 10 a.m. April 26)

Canada and U.S. Toll Free: 1-800-319-6413
Outside Canada and U.S.: 1-604-638-9010
Passcode: 2658 followed by # sign
Duration: Available until May 29, 2016
Audio webcast: Available for 90 days at www.huskyenergy.com
under Investor Relations

Following the conference call, the Company will hold its Annual Meeting of Shareholders at 10:30 a.m. (Mountain Time) in Exhibition Hall E, North Building, at the TELUS Convention Centre, 120 - 9 Avenue S.E., Calgary, Alberta.

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A live webcast of the meeting will be available at www.huskyenergy.com under Investor Relations. The archived webcasts of the conference call and the meeting will be available for approximately 90 days.

Husky Energy is one of Canada's largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.B, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.
Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•
with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; targeted addition of production from low sustaining capital projects; and anticipated percentage of production base from low sustaining capital projects by the end of 2016;

•
with respect to the Company’s Asia Pacific Region: planned timing of first production from the Madura Strait BD field; anticipated timing of and forecasted combined net peak sales volumes for the Madura Strait BD, MDA- MBH and MDK fields; and scheduled timing, duration, and impact on production of a turnaround and associated installation and tie-in of a second deepwater pipeline at the Liwan Gas Project, and a turnaround at the Wenchang oil field;

•
with respect to the Company’s Atlantic Region: anticipated drilling plans associated with the arrival of the Henry Goodrich drilling rig for the South White Rose extension and North Amethyst Hibernia formation production well; anticipated timing of drilling and first oil from the North Amethyst Hibernia formation production well; and scheduled timing, duration, and impact on production of a turnaround at the Terra Nova FPSO;

•	with respect to the Company’s Oil Sands properties: forecast daily production from the Company’s Sunrise Energy Project around the end of 2016;

•
with respect to the Company’s Heavy Oil properties: anticipated timing of first production from, and forecast net peak daily production from, the Company’s Edam West Lloyd Thermal Project; anticipated timing of commencing steaming at, and forecast net peak daily production from, the Company’s Vawn Lloyd Thermal Project; forecast net peak daily production from the Company’s Edam East Lloyd Thermal Project; and anticipated daily production from the Company’s Tucker Thermal Project towards the end of 2016;

•
with respect to the Company’s Western Canadian oil and gas resource plays: the Company’s plan to pursue dispositions of select Upstream legacy assets in Western Canada; and the scheduled timing, duration, and impact on production of a turnaround at the Ram River plant;

•	with respect to the Company’s Infrastructure and Marketing segment: expected timing of completion, and the anticipated benefits, of the expansion of the Saskatchewan Gathering System; and

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•
with respect to the Company’s Downstream operating segment: anticipated timing and anticipated benefits of the crude oil flexibility project at the Lima Refinery, as well as expected timing of heavy crude blending at the Lima Refinery; anticipated duration of the turnaround at the Lima Refinery; anticipated duration and expected timing of completion of the turnaround at the Prince George Refinery; and scheduled timing, anticipated impact on production and duration of a turnaround at the Toledo Refinery.

There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from production estimates.
Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.
Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.
The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.
Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Disclosure of Oil and Gas Information
The Company uses the terms barrels of oil equivalent ("boe"), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies but does not represent value equivalency at the wellhead.

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